UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated May 29, 2024, announcing the registrant's entry into a non-binding term sheet with the China Development Bank relating to a loan agreement.

Istanbul, May 29, 2024

Announcement Regarding the Long-Term Loan Term Sheet

Our company signed a non-binding term sheet with the China Development Bank (“CDB”) for a loan agreement that can be utilized in Chinese Yuan up to the amount of EUR 300 million for the financing of infrastructure investments. The loan has a maturity of 10 years and a grace period of 3 years. After the 3-year grace period, principal repayments will be made twice a year (in April and October) for the next 7 years. The annual interest rate for the loan is fixed at 4.98%.

The respective information is included in the term sheet with CDB, and the disclosures will be made to the public fully and timely upon the agreement’s signature.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 29, 2024	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 29, 2024	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer